Exhibit 99.2
    FOUR SEASONS HOTELS INC.

    CONSOLIDATED STATEMENTS OF OPERATIONS

    (Unaudited)                    Three months ended      Nine months ended
    (In thousands of US dollars       September 30,           September 30,
     except per share amounts)      2006        2005        2006        2005
    -------------------------------------------------------------------------
    Revenues:
      Hotel management fees   $   27,193  $   22,531  $   90,623  $   75,602
      Other fees                   3,568       3,471      13,305       9,991
      Hotel ownership revenues     8,781       9,749      24,741      57,970
      Reimbursed costs            18,675      16,453      54,990      46,277
                              -----------------------------------------------

                                  58,217      52,204     183,659     189,840
                              -----------------------------------------------

    Expenses:
      General and
       administrative expenses   (15,166)    (15,625)    (44,067)    (41,495)
      Hotel ownership cost of
       sales and expenses         (7,764)     (8,417)    (23,814)    (58,189)
      Reimbursed costs           (18,675)    (16,453)    (54,990)    (46,277)
                              -----------------------------------------------

                                 (41,605)    (40,495)   (122,871)   (145,961)
                              -----------------------------------------------

    Operating earnings before
     other items                  16,612      11,709      60,788      43,879
    Depreciation and
     amortization                 (4,433)     (2,575)     (9,875)     (8,512)
    Other income (expenses),
     net (note 4)                    632     (21,064)     (6,995)    (32,419)
    Interest income                5,823       3,974      15,922      11,590
    Interest expense              (3,601)     (2,766)    (11,359)     (8,401)
                              -----------------------------------------------

    Earnings (loss) before
     income taxes                 15,033     (10,722)     48,481       6,137
                              -----------------------------------------------

    Income tax recovery
     (expense) (note 5):
      Current                     (3,155)      2,925     (10,169)       (389)
      Future                        (937)     (3,644)     (4,904)      3,799
                              -----------------------------------------------

                                  (4,092)       (719)    (15,073)      3,410
                              -----------------------------------------------

    Net earnings (loss)       $   10,941  $  (11,441) $   33,408  $    9,547
                              -----------------------------------------------
                              -----------------------------------------------

    Basic earnings (loss)
     per share (note 3(a))    $     0.30  $    (0.31) $     0.91  $     0.26
                              -----------------------------------------------
                              -----------------------------------------------

    Diluted earnings (loss)
     per share (note 3(a))    $     0.29  $    (0.31) $     0.89  $     0.25
                              -----------------------------------------------
                              -----------------------------------------------

    See accompanying notes to consolidated financial statements.

    FOUR SEASONS HOTELS INC.

    CONSOLIDATED BALANCE SHEETS
                                                      As at         As at
    (Unaudited)                                   September 30,  December 31,
    (In thousands of US dollars)                       2006          2005
    -------------------------------------------------------------------------

    ASSETS

    Current assets:
      Cash and cash equivalents                    $   254,242   $   242,178
      Receivables                                       66,118        69,690
      Inventory                                          3,476         7,326
      Prepaid expenses                                   3,067         2,950
                                                   --------------------------

                                                       326,903       322,144

    Long-term receivables                              201,702       175,374
    Investments in hotel partnerships and
     corporations (note 2)                              89,012        99,928
    Fixed assets                                        80,551        64,850
    Investment in management contracts (note 2)        192,297       164,932
    Investment in trademarks and trade names             4,344         4,210
    Future income tax assets                            10,104        14,439
    Other assets                                        51,432        34,324
                                                   --------------------------

                                                   $   956,345   $   880,201
                                                   --------------------------
                                                   --------------------------

    LIABILITIES AND SHAREHOLDERS' EQUITY

    Current liabilities:
      Accounts payable and accrued liabilities     $    57,450   $    54,797
      Long-term obligations due within one year          1,881         4,853
                                                   --------------------------

                                                        59,331        59,650

    Long-term obligations                              290,039       273,825
    Shareholders' equity (note 3):
      Capital stock                                    256,115       250,430
      Convertible notes                                 36,920        36,920
      Contributed surplus                               13,104        10,861
      Retained earnings                                192,441       160,741
      Equity adjustment from foreign currency
       translation                                     108,395        87,774
                                                   --------------------------

                                                       606,975       546,726
                                                   --------------------------

                                                   $   956,345   $   880,201
                                                   --------------------------
                                                   --------------------------

    See accompanying notes to consolidated financial statements.

    FOUR SEASONS HOTELS INC.

    CONSOLIDATED STATEMENTS OF CASH FLOWS

                                   Three months ended      Nine months ended
    (Unaudited)                       September 30,           September 30,
    (In thousands of US dollars)    2006        2005        2006        2005
    -------------------------------------------------------------------------

    Operating activities:
      Net earnings (loss)     $   10,941  $  (11,441) $   33,408  $    9,547
      Items not affecting
       cash:
        Stock-based
         compensation expense        556         486       1,642       1,494
        Depreciation and
         amortization              4,433       2,575       9,875       8,512
        Other (income)
         expenses, net              (632)     21,064       6,995      32,419
        Future income tax
         (recovery) expense          937       3,644       4,904      (3,799)
        Other                        220         959       1,189       1,487
      Changes in non-cash
       working capital            13,490        (232)       (482)    (13,276)
                              -----------------------------------------------

    Cash provided by
     operating activities         29,945      17,055      57,531      36,384
                              -----------------------------------------------

    Investing activities:
      Advances of long-term
       receivables                (3,837)     (4,633)    (21,781)    (38,649)
      Receipt of long-term
       receivables                 4,367         126      14,436      19,402
      Investments in hotel
       partnerships and
       corporations               (2,497)     (1,368)       (700)    (10,813)
      Disposal of hotel
       partnerships and
       corporations                    -           -         707      12,672
      Purchase of fixed assets    (6,291)     (4,761)    (16,148)    (12,821)
      Investments in
       trademarks, trade names
       and management contracts   (2,227)       (202)    (16,851)       (675)
      Other assets                  (924)     (1,042)     (6,526)     (7,902)
                              -----------------------------------------------

    Cash used in investing
     activities                  (11,409)    (11,880)    (46,863)    (38,786)
                              -----------------------------------------------

    Financing activities:
      Long-term obligations,
       including current
       portion                       (231)       278      (2,776)     (1,220)
      Issuance of shares              277        156       5,636       6,992
      Dividends paid               (1,721)    (1,584)     (3,378)     (3,142)
                              -----------------------------------------------

    Cash provided by (used in)
     financing activities          (1,675)    (1,150)       (518)      2,630
                              -----------------------------------------------

    Increase in cash and cash
     equivalents                   16,861      4,025      10,150         228
    Increase (decrease) in
     cash and cash equivalents
     due to unrealized foreign
     exchange gain (loss)             570     (1,189)      1,914      (5,133)
    Cash and cash equivalents,
     beginning of period          236,811    218,636     242,178     226,377
                              -----------------------------------------------

    Cash and cash equivalents,
     end of period            $   254,242 $  221,472  $  254,242  $  221,472
                              -----------------------------------------------
                              -----------------------------------------------

    Supplementary information:
      Interest received       $     3,977 $    2,772  $   13,125  $   10,449
      Interest paid                (3,333)    (1,754)     (6,071)     (4,916)
      Income taxes received
       (paid)                         876     (1,442)     (2,125)     (6,897)

    See accompanying notes to consolidated financial statements.

    FOUR SEASONS HOTELS INC.

    CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

                                                           Nine months ended
    (Unaudited)                                              September 30,
    (In thousands of US dollars)                          2006          2005
    -------------------------------------------------------------------------

    Retained earnings, beginning of period          $  160,741    $  192,129
    Net earnings                                        33,408         9,547
    Dividends declared                                  (1,708)       (1,537)
                                                    -------------------------

    Retained earnings, end of period                $  192,441    $  200,139
                                                    -------------------------
                                                    -------------------------

    See accompanying notes to consolidated financial statements.

    FOUR SEASONS HOTELS INC.

    NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

    (Unaudited)
    (In thousands of US dollars except per share amounts)
    -------------------------------------------------------------------------

    In these interim consolidated financial statements, the words, "we",
    "us", "our", and other similar words are references to Four Seasons
    Hotels Inc.("FSHI") and its consolidated subsidiaries. These interim consolidated financial statements do not include all disclosures required by Canadian generally accepted accounting principles for annual financial statements and should be read in conjunction with our most recently prepared annual consolidated financial statements for the year ended
    December 31, 2005.

    1.  Significant accounting policies:

        The significant accounting policies used in preparing these interim consolidated financial statements are consistent with those used in preparing our annual consolidated financial statements for the year ended December 31, 2005, except as disclosed below:

        (a) Non-monetary transactions:
            In June 2005, The Canadian Institute of Chartered Accountants
            ("CICA") issued Section 3831, "Non-Monetary Transactions", which introduces new requirements for non-monetary transactions
            initiated on or after January 1, 2006. The amended requirements will result in non-monetary transactions being measured at fair values unless certain criteria are met, in which case, the transaction is measured at carrying value. The implementation of
            Section 3831, on a prospective basis for transactions initiated on or after January 1, 2006, did not have any impact on our consolidated financial statements for the three months and nine months ended September 30, 2006.

        (b) Financial instruments:
            In January 2005, the CICA issued Section 1530 "Comprehensive
            Income", Section 3855 "Financial Instruments - Recognition and
            Measurement", and Section 3865 "Hedges". These standards are effective for fiscal years beginning on or after October 1, 2006.
            We have not yet determined the impact of implementation of these standards on our consolidated financial statements.

        (c) Comparative figures:
            Certain 2005 comparative figures have been reclassified to conform with the financial statement presentation adopted for
            2006.

    2.  Hotel investment transaction:

        In February 2006, we contributed our equity interest in a property under our management in exchange for a management contract enhancement of approximately the same fair value. No gain or loss was recorded in connection with this transaction.

    3.  Shareholders' equity:

        As at September 30, 2006, we have 3,725,698 outstanding Variable
        Multiple Voting Shares ("VMVS"), 33,078,418 outstanding Limited
        Voting Shares ("LVS"), and 4,289,343 outstanding stock options
        (weighted average exercise price of C$59.82 ($53.55)).

        (a) Earnings (loss) per share:
            A reconciliation of the net earnings (loss) and weighted average number of VMVS and LVS used to calculate basic and diluted earnings (loss) per share is as follows:

                                         Three months ended
                                            September 30,
                                     2006                   2005
      -----------------------------------------------------------------------
                            Net earnings   Shares      Net loss     Shares
      -----------------------------------------------------------------------

      Basic earnings (loss)
       per share amounts     $ 10,941   36,799,139   $  (11,441)  36,638,577
      Effect of assumed
       dilutive conversions:
        Stock option plan           -      640,485            -            -
                             ------------------------------------------------

      Diluted earnings (loss)
       per share amounts     $ 10,941   37,439,624   $  (11,441)  36,638,577
                             ------------------------------------------------
                             ------------------------------------------------

                                          Nine months ended
                                            September 30,
                                     2006                   2005
      -----------------------------------------------------------------------
                            Net earnings   Shares     Net earnings  Shares
      -----------------------------------------------------------------------

      Basic earnings per
       share amounts         $ 33,408   36,750,775   $    9,547   36,624,036
      Effect of assumed
       dilutive conversions:
        Stock option plan           -      633,746            -    1,314,393
                             ------------------------------------------------

      Diluted earnings per
       share amounts         $ 33,408   37,384,521   $    9,547   37,938,429
                             ------------------------------------------------
                             ------------------------------------------------

        The diluted earnings (loss) per share calculation excluded the effect of the assumed conversions of 1,461,976 stock options to LVS, under our stock option plan, during the three months and nine months ended
        September 30, 2006 (2005 - 4,540,843 and 693,056 stock options, respectively), as the inclusion of these options would have resulted in an anti-dilutive effect. As we incurred a net loss for the three months ended September 30, 2005, all outstanding stock options were excluded from the calculation of diluted loss per share for this period. There was no dilution in 2006 and 2005 relating to our convertible notes.

    (b) Stock-based compensation:
        We use the fair value-based method to account for all employee stock options granted or modified on or after January 1, 2003. Accordingly, options granted prior to that date continue to be accounted for using the settlement method.

        Stock options to acquire 41,650 LVS were granted in the nine months ended September 30, 2006 at a weighted average exercise price of
        C$62.61 ($53.65). The fair value of stock options granted in the nine months ended September 30, 2006 was estimated using the Black-Scholes options pricing model with the following assumptions: risk-free interest rates ranging from 4.09% to 4.17%; semi-annual dividend per
        LVS of C$0.055; volatility factor of the expected market price of our
        LVS of 27%; and expected lives of the options ranging between four and seven years, depending on the level of the employee who was granted stock options. For the options granted in the nine months ended September 30, 2006, the weighted average fair value of the options at the grant dates was C$21.49 ($18.41). For purposes of stock option expense and pro forma disclosures, the estimated fair value of the options is amortized to compensation expense over the options' vesting period. There were no stock options granted in the three months ended September 30, 2006 and the nine months ended
        September 30, 2005.

        Pro forma disclosure is required to show the effect of the application of the fair value-based method to employee stock options granted during 2002, which were not accounted for using the fair value-based method. For the three months and nine months ended
        September 30, 2006 and 2005, if we had applied the fair value-based method to options granted during 2002, our net earnings (loss) and basic and diluted earnings (loss) per share would have been adjusted to the pro forma amounts indicated below:

                                     Three months ended    Nine months ended
                                        September 30,         September 30,
                                       2006       2005       2006       2005
    -------------------------------------------------------------------------

    Stock-based compensation
     expense                      $    (556) $    (486) $  (1,642) $  (1,494)
                                  -------------------------------------------
                                  -------------------------------------------

    Net earnings (loss),
     as reported                  $  10,941  $ (11,441) $  33,408  $   9,547
    Increase in stock-based
     compensation expense that
     would have been recorded if
     all stock options granted
     during 2002 had been expensed     (650)      (717)    (1,954)    (2,089)
                                  -------------------------------------------

    Pro forma net earnings (loss) $  10,291  $ (12,158) $  31,454  $   7,458
                                  -------------------------------------------
                                  -------------------------------------------

    Earnings (loss) per share:
      Basic, as reported          $    0.30  $   (0.31) $    0.91  $    0.26
      Basic, pro forma                 0.28      (0.33)      0.86       0.20
      Diluted, as reported             0.29      (0.31)      0.89       0.25
      Diluted, pro forma               0.28      (0.33)      0.84       0.20

    4.  Other income (expenses), net:

                                     Three months ended    Nine months ended
                                        September 30,         September 30,
                                       2006       2005       2006       2005
    -------------------------------------------------------------------------

    Foreign exchange gain (loss)  $   1,286  $ (16,172) $  (6,633) $ (19,854)
    Asset provisions and
     write downs                       (654)    (4,624)      (362)    (6,725)
    Loss on disposition of assets         -       (268)         -     (5,840)
                                  -------------------------------------------

                                  $     632  $ (21,064) $  (6,995) $ (32,419)
                                  -------------------------------------------
                                  -------------------------------------------

        The foreign exchange gain (loss) in 2006 and 2005 related primarily to the foreign currency translation gains and losses on unhedged net monetary asset and liability positions, primarily in US dollars, euros, pounds sterling and Australian dollars, and local currency foreign exchange gains and losses on net monetary assets incurred by our designated foreign self-sustaining subsidiaries.

        As at September 30, 2006, we have foreign exchange forward contracts in place to sell forward $44,211 of US dollars to receive Canadian dollars at a weighted average forward exchange rate of 1.114 Canadian dollars to a US dollar maturing over the period to March 2008. All our foreign exchange forward contracts are being marked-to-market on a monthly basis with the resulting changes in fair values being recorded as a foreign exchange gain or loss. This resulted in a $176 foreign exchange loss and $1,268 foreign exchange gain being recorded in the three months and nine months ended September 30, 2006, respectively. We did not sell forward US dollars during the nine months ended September 30, 2005.

        Subsequent to September 30, 2006, we have sold forward an additional
        $3,543 of US dollars to receive Canadian dollars at a weighted average forward exchange rate of 1.129 Canadian dollars to a US dollar maturing over the period to April 2008.

    5.  Income taxes:

        During the three months and nine months ended September 30, 2006, we recorded an additional valuation allowance of $211 and $1,957 respectively, related to not recognizing a tax benefit on certain foreign exchange losses, due to the uncertainty associated with the utilization of these losses. This increased our income tax expense for the three months and nine months ended September 30, 2006 by this amount.

        In connection with the disposition of The Pierre in June 2005, we recorded an income tax benefit of approximately $9,200 for the nine months ended September 30, 2005.

    6.  Pension expense:

        The pension expense for the three months and nine months ended
        September 30, 2006 was $855 and $2,681, respectively (2005 - $1,134 and $2,351, respectively).

    7.  Guarantees and commitments:

        We have provided certain guarantees and have other similar commitments typically made in connection with properties under our management. These contractual obligations and other commitments are more fully described in the consolidated financial statements for the year ended December 31, 2005. Since December 31, 2005, we have decreased our guarantees and commitments by approximately $1,300.

    8.  Segmented information:

        Our strategy is to focus on hotel management rather than hotel ownership. Four Seasons Hotel Vancouver is our only remaining hotel whose results we consolidate. As a result, commencing January 1,
        2006, corporate expenses are reflected in our results as general and administrative expenses in the consolidated statements of operations for the three months and nine months ended September 30, 2006.
        Corporate expenses for the three months and nine months ended
        September 30, 2005 that previously were included in our Ownership
        Operations segment have been reclassified to the Management
        Operations segment and included in general and administrative expenses in the consolidated statements of operations.

                                                 Three months ended
                                                 September 30, 2006
                                          -----------------------------------
                                           Management    Ownership
                                           Operations    Operations    Total
    -------------------------------------------------------------------------

    Revenues:
      Hotel management fees               $   27,193  $        -  $   27,193
      Other fees                               3,568           -       3,568
                                          -----------------------------------

                                              30,761           -      30,761
      Hotel ownership revenues                     -       8,781       8,781
      Reimbursed costs                        18,675           -      18,675
                                          -----------------------------------

                                              49,436       8,781      58,217
                                          -----------------------------------

    Expenses:
      General and administrative expenses    (15,166)          -     (15,166)
      Hotel ownership cost of sales and
       expenses                                    -      (7,764)     (7,764)
      Reimbursed costs                       (18,675)          -     (18,675)
                                          -----------------------------------

                                             (33,841)     (7,764)    (41,605)
                                          -----------------------------------

    Operating earnings before other items $   15,595  $    1,017  $   16,612
                                          -----------------------------------
                                          -----------------------------------

                                                 Three months ended
                                                 September 30, 2005
                                          -----------------------------------
                                           Management    Ownership
                                           Operations    Operations    Total
    -------------------------------------------------------------------------

    Revenues:
      Hotel management fees               $   22,531  $      -    $   22,531
      Other fees                               3,471         -         3,471
                                          -----------------------------------

                                              26,002         -        26,002
      Hotel ownership revenues                     -     9,749         9,749
      Reimbursed costs                        16,453         -        16,453
                                          -----------------------------------

                                              42,455     9,749        52,204
                                          -----------------------------------
    Expenses:
      General and administrative expenses    (15,625)        -       (15,625)
      Hotel ownership cost of sales and
       expenses                                    -    (8,417)       (8,417)
      Reimbursed costs                       (16,453)        -       (16,453)
                                          -----------------------------------

                                             (32,078)   (8,417)      (40,495)
                                          -----------------------------------

    Operating earnings before other items $   10,377  $  1,332    $   11,709
                                          -----------------------------------
                                          -----------------------------------

                                                 Nine months ended
                                                 September 30, 2006
                                          -----------------------------------
                                           Management    Ownership
                                           Operations    Operations    Total
    -------------------------------------------------------------------------

    Revenues:
      Hotel management fees               $   90,623  $        -  $   90,623
      Other fees                              13,305           -      13,305
                                          -----------------------------------

                                             103,928           -     103,928
      Hotel ownership revenues                     -      24,741      24,741
      Reimbursed costs                        54,990           -      54,990
                                          -----------------------------------

                                             158,918      24,741     183,659
                                          -----------------------------------
    Expenses:
      General and administrative expenses    (44,067)          -    (44,067)
      Hotel ownership cost of sales and
       expenses                                    -     (23,814)   (23,814)
      Reimbursed costs                       (54,990)          -    (54,990)
                                          -----------------------------------

                                             (99,057)    (23,814)  (122,871)
                                          -----------------------------------

    Operating earnings before other items $   59,861  $      927  $  60,788
                                          -----------------------------------
                                          -----------------------------------

                                                 Nine months ended
                                                 September 30, 2005
                                          -----------------------------------
                                           Management    Ownership
                                           Operations    Operations    Total
    -------------------------------------------------------------------------

    Revenues:
      Hotel management fees               $   75,602  $      -    $  75,602
      Other fees                               9,991         -        9,991
                                          -----------------------------------

                                              85,593         -       85,593
      Hotel ownership revenues                     -    57,970       57,970
      Reimbursed costs                        46,277         -       46,277
                                          -----------------------------------

                                             131,870    57,970      189,840
                                          -----------------------------------
    Expenses:
      General and administrative expenses    (41,495)        -      (41,495)
      Hotel ownership cost of sales and
       expenses                                    -   (58,189)     (58,189)
      Reimbursed costs                       (46,277)        -      (46,277)
                                          -----------------------------------

                                             (87,772)  (58,189)    (145,961)
                                          -----------------------------------

    Operating earnings (loss) before
     other items                          $   44,098  $   (219)   $  43,879
                                          -----------------------------------
                                          -----------------------------------

    9.  Subsequent event:

        On November 6, 2006, we announced that our Board of Directors had received a proposal to pursue a transaction through which FSHI would be taken private for $82.00 cash per LVS. The Board of Directors has established a special committee of independent directors that will consider the proposed transaction and make recommendations to the
        Board. Although there is no certainty that the transaction contemplated by the proposal, or any other transaction, will be completed or the terms and conditions of any such transaction, some of our arrangements and agreements may be impacted by certain terms in those arrangements and agreements, including the following:

       (a) Convertible senior notes:
           Our convertible senior notes issued in 2004 are convertible into
           LVS (although at our option, we may make a cash payment in lieu of all or some of those LVS) in certain circumstances, including upon the occurrence of a "fundamental change", as defined in the indenture pursuant to which the notes were issued. The proposal, if completed, would result in a fundamental change occurring, in which case a holder of notes would be able to surrender notes for conversion and would be entitled to receive on conversion:

          (i)  If notes are surrendered for conversion in connection with the fundamental change within the time period prescribed in the indenture, the number of our LVS into which the notes would be convertible (currently 13.9581 LVS per each one thousand US dollar principal amount of notes), plus a make whole premium, as defined in the indenture (estimated to be in the range of
               $87.00 to $98.00 per each one thousand US dollar principal amount of notes based on the proposed price of $82.00 per LVS pursuant to the proposal and assuming that, if the proposal is implemented, the effective date would be between January 1,
               2007 and July 31, 2007), and an amount equal to any accrued but unpaid interest to, but not including, the conversion
               date; or

          (ii) If notes are surrendered for conversion after the time period prescribed in the indenture and after the fundamental change, the consideration that the holder would have received if the holder had held the number of LVS into which the converted notes were convertible immediately before the fundamental
               change ($1,144.56 per each one thousand US dollar principal amount of notes, based on the $82.00 per LVS in the
               transaction that has been proposed). In this circumstance, no make whole premium would be payable.

               The proposed transaction would constitute a "change in
               control", as defined in the indenture, and as a result we
               would be required to make an offer to repurchase the notes at a purchase price equal to the principal amount of the notes plus a make whole premium (as described above), and an amount equal to any accrued and unpaid interest to, but not
               including, the date of repurchase.

               We have the right to satisfy the obligations in respect of conversion in the circumstances described in (i) above, and in respect of a repurchase of notes as described above, with LVS
               (or other "applicable stock", as defined in the indenture, in the case of repurchase of notes) or at our option cash or a combination of LVS and cash.

               Further information regarding the terms of our convertible notes is set out in the indenture pursuant to which the notes were issued.

       (b) Long-term incentive arrangement:
           Pursuant to an agreement approved by the shareholders of FSHI at a special meeting in 1989, FSHI and its principal operating
           subsidiary, Four Seasons Hotels Limited, have agreed to make a cash payment to Mr. Isadore Sharp, the Chief Executive Officer of
           FSHI, on an arms-length sale of control of FSHI. If the proposed transaction is completed, Mr. Sharp would be entitled to realize proceeds related to the incentive arrangement estimated to be approximately $288,000 (based on a proposed price of $82.00 per
           LVS pursuant to the proposal and assuming that at the time of the completion of the proposed transaction approximately 41.1 million
           LVS and VMVS and which includes LVS that may be issued upon the exercise of previously granted stock options, were outstanding).

       (c) Other arrangements and agreements:
           Certain other arrangements and agreements are subject to "change of control" provisions. These include the following:

          (i)  Under the terms of our current $125,000 bank credit facility, a change of control triggers a default under the bank credit facility, and if not waived, would require the repayment of all amounts outstanding under this credit facility and would also result in the termination of this credit facility. As at
               September 30, 2006, no amounts were borrowed under this credit facility, but approximately $1,600 of letters of credit were issued under this credit facility.

          (ii) Pursuant to a cross default provision, a default under the bank credit facility in turn causes a default under our
               currency and interest rate swap agreement. In such
               circumstances, the counterparty to the swap agreement may
               demand that the swap be terminated. As at September 30, 2006, the net amount that would be required to be paid by FSHI to the counterparty on termination was approximately $34,900 (of which approximately $29,100 is included in long-term
               obligations).

    We are continuing to evaluate the potential impact, if any, of the proposed transaction on our other agreements and arrangements.